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Exhibit 1

        "In our view, CSX's lawsuit against TCI and 3G and late annual meeting (June 27 vs. typical early May meeting) are tactics"

        Tom Wadewitz, JP Morgan (17 March 2008)

        "Even if the activists are half-right, we recognize the tremendous opportunity for all railroads to improve financially by adopting the CNI model."

        William Greene, Morgan Stanley (April 30, 2008)

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  Exhibit 1